Mail Stop 4561

June 27, 2008

Mr. Charles E. Peters, Jr.
President and Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

       Re: **Red Hat, Inc.**
              Form 10-K for the Fiscal Year Ended February 29, 2008
              Filed April 29, 2008
              File no. 001-33162

Dear Mr. Peters:

       We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Risk Factors

We rely on software licensed from other parties… page 20

1.   You indicate in the risk factor that you rely on software licensed from third
        parties, the loss of which would disrupt your business. However, we were unable
        to locate a discussion of these licenses in the business section. To the extent your
        business is materially dependent on these licenses, the agreements and their
        material terms should be discussed. Further, please tell us what consideration you
        gave to filing these agreements as exhibits to your Form 10-K pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

2.   We note that you indicate that the success of your business model depends on
        your ability to generate subscription revenue for Red Hat enterprise technologies
        and your ability to increase annual average subscription revenue per customer.
        Please tell us why you have not quantified subscription revenues associated with
        your principal enterprise technology, RHEL, and the annual average subscription
        revenue per customer.

Results of Operations, page 45

3.   Your results of operations discussion should address the extent to which the
        changes in revenues from one period to the next were attributable to changes in
        volumes sold, to changes in prices charged or to new product innovations. We
        note disclosure in risk factors and elsewhere in the document regarding the impact
        competitive pressures could have on pricing and demand and thereby on profit
        margins and market share. However, the text provides little information to
        investors about the pricing environment for your software solutions over the three
        most recent years and how any changes in the prices you charge affected your
        revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 66

4.   Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing activities section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Controls and Procedures, page 100

5.   You state that your CEO and CFO concluded that your disclosure controls and procedures were "effective in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures." See Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-4383 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief